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Western Wind Energy Corp.
632 Foster Avenue Coquitlam, BC V3J 2L7	Telephone: 604.781.4192 Facsimile: 604.939.1292 www.westernwindenergy.com

N E W S   R E L E A S E

May 2, 2005

Toronto Stock Exchange (Venture) Symbol: "WND" Issued and Outstanding: 15,887,083

WESTERN WIND'S STEVE MENDOZA APPOINTED BY THE BOARD OF GOVERNOR'S OF THE CALIFORNIA INDEPENDENT SYSTEMS OPERATOR TO THE ISO TRANSMISSION MAINTENANCE COORDINATION COMMITTEE

The California Independent System Operator (ISO) Board of Governors has appointed Western Wind Energy Corporation Executive Vice President and Chief Engineer Steve R. Mendoza, P. E. to the ISO Transmission Maintenance Coordination Committee. Mr. Mendoza will serve a two year term starting this April and running through April of 2007.

Since 1998, the ISO, a non profit public benefit corporation, has been the impartial operator of California's wholesale power grid-maintaining reliability and directing the electron traffic on the transmission super highway that connects energy suppliers with the utilities that serve 30 million Californians. The ISO insures that the electrical needs of all customers are met around-the clock, reasonable wholesale costs are fostered, open access to the transmission system is maintained and that open-fair markets balance the system.

The Transmission Maintenance Coordination Committee was established by the ISO Board of Governors to comply with Federal Energy Regulatory Commission October 30, 1997 Order directing the creation of an ISO maintenance Coordination Committee. The Committee will recommend amendments and revisions to the ISO Maintenance Standards. The Committee will also review any changes submitted by the ISO or by Participating Transmission Owners.

Mr. Mendoza commented that "I am very pleased by the appointment and I am looking forward to the opportunity to contribute to the important work of the ISO. Maintenance Standards are integral to the successful and reliable operation of the power grid."

During the past year, Western Wind Energy has executed 155 megawatts of power purchase agreements for the procurement of wind energy electrical generation, from three separate utilities. The Company was the first to execute a "wind" PPA in the Province of New Brunswick, Canada, the first to execute a "wind" PPA in the State of Arizona, and in California, is expanding from management's 24-year continuous operating history in the Tehachapi Pass.

The Company is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. The Company conducts its operations through wholly owned subsidiaries in Arizona, California and, in Canada, in the province of New Brunswick. Management of the Company includes individuals involved in the operation of a utility scale wind park in California that has been in business since 1981.

                 ON BEHALF OF THE BOARD OF DIRECTORS

                "Jeffrey Ciachurski"

                 Jeffrey J. Ciachurski

                 President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.